UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: Mondelēz International, Inc. 1-16483

Mondelēz Global LLC Thrift Plan

(Full title of the plan)

Mondelēz International, Inc.

Three Parkway North

Deerfield, Illinois 60015

(Name of issuer of the securities held pursuant to the plan

and address of its principal executive office)

MONDELĒZ GLOBAL LLC THRIFT PLAN

ANNUAL REPORT ON FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2013

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Mondelēz Global LLC Administrative Committee, Benefits Investment Committee and

     the Participants of Mondelēz Global LLC Thrift Plan

Mondelēz Global LLC

Deerfield, Illinois

We have audited the accompanying statements of net assets available for benefits of the Mondelēz Global LLC Thrift Plan (“the Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 26, 2014

MONDELĒZ GLOBAL LLC THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

at December 31, 2013 and 2012

(in thousands of dollars)

	2013	2012
Assets:
Investment in Master Trust, at fair value (Notes 2 and 3)	$1,442,561	$1,225,510
Receivables:
Employee contributions	–	173
Prepaid general and administrative expenses	–	185
Dividend receivable	2,077	–
Notes receivable from participants	19,936	19,461

Total receivables	22,013	19,819

Total assets	1,464,574	1,245,329

Liabilities:
General and administrative expenses payable	(730)	–

Total liabilities	(730)	–

Net assets, reflecting all investments at fair value	1,463,844	1,245,329

Adjustments from fair value to contract value for investment in Master Trust from fully benefit- responsive investment contracts	(5,841)	(13,673)

Net assets available for benefits	$1,458,003	$1,231,656

The accompanying notes are an integral part of these financial statements.

MONDELĒZ GLOBAL LLC THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

for the Year Ended December 31, 2013

(in thousands of dollars)

Additions to net assets attributed to:
Interest from notes receivable from participants	$609
Net investment income from Master Trust (Notes 2 and 3)	222,214
Employer contributions	36,340
Participant contributions	63,029

Total additions	322,192

Deductions from net assets attributed to:
Distributions and withdrawals	(95,661)
General and administrative expenses	(2,524)

Total deductions	(98,185)

Increase in net assets available for benefits prior to transfers	224,007

Transfer from the Kraft Foods Group, Inc. Thrift Plan (Note 1)	2,359

Transfer To the Mondelēz Global LLC TIP Plan (Note 1)	(19)

Increase in net assets available for benefits after transfers	226,347

Net assets available for benefits:
Beginning of year	1,231,656

End of year	$1,458,003

The accompanying notes are an integral part of these financial statements.

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements

1. Description of the Plan:

General:

The Mondelēz Global LLC Thrift Plan (the “Plan”) is a defined contribution plan sponsored by Mondelēz Global LLC (“Mondelēz Global”) for its eligible employees and the eligible employees of its participating affiliated employers.

The Plan was established effective as of September 1, 2012 in anticipation of the spin-off of Kraft Foods Group, Inc. (“KFGI”) to shareholders of Kraft Foods Inc. The spin-off occurred on October 1, 2012, at which point, Kraft Foods Inc. changed its name to Mondelēz International, Inc. (“Mondelēz International”). Mondelēz Global is a wholly owned subsidiary of Mondelēz International. In connection with the spin-off, there was a spin-off of certain participant account balances from the KFGI Thrift Plan to the Plan effective October 1, 2012 for two classes of participants. The first class of participants included employees who had been employed by KFGI and its affiliates immediately prior to the spin-off who were transferred to, and became employees of, Mondelēz Global and its affiliates as of the spin-off. The second class of participants included participants in the KFGI Thrift Plan who were not actively employed by KFGI as of the spin-off and who had accounts transferred from the Cadbury Adams Savings Plan to the KFGI Thrift Plan when those plans merged as of December 31, 2011. References in these financial statements to periods prior to October 1, 2012 refer to periods where a Plan participant had been eligible for the KFGI Thrift Plan. During 2013, certain participant account balances from the KFGI Thrift Plan were transferred to the Plan. This is shown as a “Transfer from the Kraft Foods Group, Inc. Thrift Plan” on the statement of changes in net assets available for benefits.

Throughout the year, employees transfer to various positions within Mondelēz International or within a participating employer. This may result in a transfer to or from the Plan. This is shown as a “Transfer to the Mondelēz Global LLC TIP Plan” on the statement of changes in net assets available for benefits.

Participants should refer to the official Plan document that legally governs the operation of the Plan for a complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986 (the “Code”).

The Mondelēz Global Management Committee for Employee Benefits (the “Management Committee”) has been authorized by the Board of Managers of Mondelēz Global to take settlor actions with respect to the Plan. The Plan vests the Mondelēz Global Administrative Committee (the “Administrative Committee”) with authority to control and manage the non-investment operations of the Plan. Other than with respect to the Plan’s stock fund investment options which are expressly provided for under the Plan, the Mondelēz Global Benefits Investment Committee (the “Benefits Investment Committee”) is responsible for selecting the investment options in which participants elect to invest their Plan accounts, appointing investment managers to manage the investment options and monitoring the performance of the investment options. The Administrative Committee and the Benefits Investment Committee are hereinafter collectively referred to as the “Fiduciaries.”

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

Contributions:

Participant Contributions:

Eligible salaried and hourly non-union employees of Mondelēz Global and other participating affiliated employers are able to make voluntary, tax-deferred and/or after-tax contributions to the Plan.

Participants may make tax-deferred and after-tax contributions up to 15% of their eligible compensation (with the exception of employees hired within the Mondelēz International controlled group of employers after December 31, 2008 with expected compensation of $180,000 or more who are subject to a 10% of eligible compensation contribution limit). For 2013, the limit on tax deferred contributions under the Code was $17,500. Each eligible employee who was 50 or older by the end of 2013 was permitted under the Code and the Plan to contribute an additional $5,500 in tax-deferred “catch-up” contributions.

Automatic Enrollment:

The Plan includes a qualified automatic contribution arrangement, pursuant to which all newly eligible employees are enrolled automatically with a 3% tax-deferred contribution rate, unless the employee elects otherwise. These contributions are invested in the Plan’s default investment option. Employees may opt out of the automatic enrollment, stop contributions, modify their contribution rate, or change investment elections at any time. Starting the first year after a participant is automatically enrolled in the Plan, the participant’s tax-deferred contribution rate is automatically increased by 1% annually, up to a maximum of 6%. This occurs with the first payroll period in April of each year, and participants may decline these rate increases or elect a different rate.

Employer Matching Contributions:

Eligible employees receive matching contributions from Mondelēz Global (the “Matching Contributions”) based on the amount of each participant’s tax-deferred and after-tax contributions, up to a maximum of 6% of a participant’s eligible compensation (“Match-Eligible Contributions”). The Matching Contributions percentage is 100% of each participant’s Match-Eligible Contributions that do not exceed 1%, plus 70% of each participant’s Match-Eligible Contributions from 2% through 6%.

Employer Basic Contribution:

Salaried and hourly non-union employees who are eligible for, and enrolled in, the Plan but who are not eligible to participate in the Mondelēz Global LLC Retirement Plan (“Retirement Plan”) automatically receive the employer provided basic contribution equal to 4.5% of the employee’s eligible compensation (the “Basic Contribution”). In general, an employee who is eligible for the Plan but who is not eligible for the Retirement Plan initially commenced employment with KFGI or an affiliate after 2008 or with Cadbury Adams after 2006 or had previously been eligible for the Retirement Plan but terminated employment and was rehired more than 30 days later.

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

Employee Stock Ownership Plan:

The employee stock ownership plan (“ESOP”) portion of the Plan permits participants who have an investment in the Mondelēz International Stock Fund, which is invested in Mondelēz International, Inc. Class A common stock (“Mondelēz International Common Stock”) and cash, to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Mondelēz International Common Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional units of the Mondelēz International Stock Fund.

Voting Rights:

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. The Trustee generally is required to vote any allocated shares for which instructions have not been given by a participant in the same proportion for which the Trustee received participant direction.

Participant Accounts and Investment Options:

Each participant’s Plan accounts, which may include a Matching Contributions account, a tax-deferred contributions account, an after-tax contributions account, a rollover account, a prior plan account, and for enrolled employees who are not eligible for the Retirement Plan, a Basic Contributions account, are credited with the participant’s contributions, the Matching Contributions, and the Basic Contributions, as applicable, and the allocated share of the investment gains or losses of each investment option in which the participant’s account is invested. Each participant directs the investment of his or her account to any of the investment options available under the Plan, or in the absence of an affirmative investment election direction, contributions are invested in the applicable default investment option—the target date fund that corresponds to the participant’s assumed retirement date based on birth year (“Default Investment Option”).

The Plan provides that the Kraft Foods Group Stock Fund, the Altria Stock Fund and the Philip Morris International (“PMI”) Stock Fund will be removed as investment options (collectively, the “frozen funds”) under the Plan as of the close of business on June 30, 2014. Participants can transfer their balance out of the frozen funds at any time to any other available investment option. If the participant has a remaining balance in a frozen fund on the close of business on June 30, 2014, the balance will automatically be invested in the Default Investment Option.

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

Vesting:

Each participant is at all times fully vested in the balance held in his or her tax-deferred contributions account, after-tax contributions account, rollover account and prior plan account. Each participant is at all times fully vested in his or her share (if any) of dividends paid on the Altria Stock Fund, the PMI Stock Fund, the Kraft Foods Stock Fund, or the Mondelēz International Stock Fund (including with respect to the Matching Contributions and Basic Contributions accounts to the extent invested in such funds). A participant will fully vest in his or her Matching Contributions and Basic Contributions accounts after completing two years of vesting service or earlier on reaching age 65, on permanent and total disability or death while employed by Mondelēz Global or any of its affiliates, on involuntary termination due to a change in control of Mondelēz International, Inc., or upon a termination of the Plan (see Note 6).

Matching Contributions and Basic Contributions forfeited by terminated participants can be used to reduce future Matching Contributions and Basic Contributions to the Plan. At December 31, 2013 and 2012, the Plan’s forfeiture balance was $482,367 and $107,503, respectively. For the year ended December 31, 2013, no forfeitures were used to reduce employer contributions.

Distributions and Withdrawals:

A participant may take a distribution of his or her Plan accounts following termination of employment or upon becoming disabled (as defined under the Plan). The Plan offers a lump sum or periodic payment distribution option. A participant whose Plan account exceeds $1,000 may defer receipt of his or her Plan accounts until the April 1st of the year following the year in which the participant reaches age 70 unless the participant is then still actively employed in which case distribution can be deferred until the participant terminates employment.

Participants may elect to receive in-service withdrawals after reaching age 59 1/2 or, provided that the participant satisfies eligibility requirements, a participant may take a hardship withdrawal.

Notes Receivable from Participants:

The notes receivable program permits participants to borrow from their Plan accounts in accordance with the provisions outlined in the Plan. Interest on notes receivable from participants is charged at rates based on the Citibank Prime Rate, with terms from one to five years. Interest on notes receivable from former participants of the Cadbury Adams Holdings LLC Employees’ Savings Incentive Plan that transferred into the Plan from the KFGI Thrift Plan is charged at rates based on the Citibank Prime Rate plus 1%, with terms from one to five years. The minimum notes receivable amount is $1,000 and the maximum notes receivable amount is the lesser of $50,000 minus the participant’s highest notes receivable balance in the preceding 12 months or the combined value in the

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

participant’s tax-deferred contributions account, after-tax contributions account, rollover account and Basic Contributions account.

A participant’s notes receivable account equals the original principal amount less principal repayments. The principal amounts of notes receivable repayments reduce the notes receivable account and are added back to the participant’s Plan accounts in the reverse order in which they were charged. The repaid amount (including interest) is reinvested in the investment options according to the participant’s investment directions in effect at the time of repayment. Interest rates on notes receivable ranged from 3.23% to 10.5% as of December 31, 2013.

Master Trust:

Assets of the Plan are co-invested with the assets of the Mondelēz Global LLC TIP Plan in a commingled investment fund known as the Mondelēz Global LLC Master Defined Contribution Trust (the “Master Trust”) for which State Street Bank and Trust Company (the “Trustee”) serves as the trustee.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires the Fiduciaries to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties:

The Plan and Master Trust provide for various investment options. Investments, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the values of investments will occur in the near term and that these changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

Reporting of Guaranteed Investment Contracts:

The statement of net assets available for benefits presents fully benefit-responsive investment contracts at fair value within the investment in Master Trust line item with a separate line item to adjust from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. Contract value is the relevant measurement criteria since contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Valuation of Investment in Master Trust:

Each participating plan holds units of participation in the Master Trust. Net assets, investment income, and administrative expenses relating to the Master Trust are allocated to the individual plans based upon their interest in each of the underlying participant-directed investments.

Valuation of the Plan and Master Trust’s Investments:

Investments of the Plan and the Master Trust are reported at fair value. The Plan’s interest in the Master Trust is reported at estimated fair value based upon the fair values of the underlying investments held within the Master Trust. US GAAP defines fair value as the price that would be received by the Plan and the Master Trust for an asset or paid by the Plan and the Master Trust to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s and the Master Trust’s principal or most advantageous market for the asset or liability. The guidance establishes a fair value hierarchy which requires the Plan and the Master Trust to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held as underlying investments of the Master Trust.

Equities: Equities are valued using quoted market prices. Securities listed on national and international exchanges are principally valued at the regular trading session closing price on the exchange or market in which these securities are principally traded on the last business day of each period presented (level 1 inputs).

U. S. Government securities: U. S. government securities are valued at the closing price reported in the active market in which the individual security is traded (level 1 inputs).

Corporate bonds, foreign government bonds and other fixed income securities: Corporate bonds and foreign government bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings (level 2 inputs). When quoted prices are not available for similar bonds, the bond is valued using matrix pricing, a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (level 2 inputs). Agency-backed bonds, asset-backed securities, mortgage-backed securities, and municipal bonds are valued based on evaluation methodology where prices are based on a compilation of primary observable market information, the value is imputed based on the conversion ratio and other security specific information, or a broker quote in a non-active market (level 2 inputs). Evaluation methodology relies on inputs that may include, but are not limited to, treasury or floating index benchmarks, other benchmark yields, base spreads, spread adjustments, yield-to-maturity, swap curves, prepayment speeds, cash flows, ratings updates, collateral performance and collateral type.

Collective trusts: The fair values of participation units held in collective trusts are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs). The investment objectives and underlying investments of the collective trusts vary. The objective of the Pyramid Mortgage-Backed Securities Fund is to provide investors with a vehicle to access the domestic mortgage-backed securities fixed income market. The Fund is maintained with an objective of providing investment results that modestly outperform the total return for the Barclays U.S. Mortgage-Backed Securities Index over rolling three-year periods. This fund provides daily redemptions with no advance notice requirements. The investment objective of the domestic large cap equity collective trust is capital growth and dividend income through investment in the companies in the Standard & Poor’s 500 Stock Index (the S&P 500). The investment objective of the domestic mid/small cap equity collective trust is capital growth and dividend income

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

through investment in the companies in the Russell Small Cap Completeness Index. There are two international equity collective trusts that are primarily invested in stocks of companies based outside the U.S. The investment objective of these trusts are capital growth and dividend income through investment in common stocks of international companies by broadly tracking the MSCI Europe, Australasia, and Far East (EAFE) Index and the MSCI Emerging Markets equity index. The U.S. Government Obligations Fund seeks to hold a portfolio of securities representative of the intermediate securities sector of the U.S. bond and debt market, as characterized by the Barclays Intermediate Government Bond Index. The TIPS Index Fund seeks to hold a portfolio representative of the Treasury inflation-protected securities of the U.S. bond and debt market as characterized by the Barclays U.S. Treasury Inflation Protected Securities (TIPS) Index. The investment objective of the blended collective trusts are to provide varying degrees of long-term appreciation and capital preservation through exposure to a broadly diversified, passively managed global portfolio of securities for investors who have reached their retirement date or with targeted retirement dates near 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050 and 2055. The Funds’ custom benchmarks track the performance of the underlying funds’ benchmarks according to the LifePath® model allocations. The index allocations included in the custom benchmarks are adjusted quarterly to reflect the Funds’ asset allocation shifts over time. The following indices may be used in such calculation: Russell 1000 Index, Russell 2000 Index, MSCI ACWI ex-US IMI Index, Barclays Capital U.S. Aggregate Bond Index, Barclays Capital U.S. TIPS Index, FTSE ESPRA/NAREIT Developed Index, and the Dow Jones-UBS Commodity Index. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s net asset value per unit.

Investment contracts: The fair value of traditional guaranteed investment contracts (“GICs”) is calculated using the income approach by discounting the contractual cash flows based on current yields of similar instruments with comparable durations (level 3 inputs). The fair value of each synthetic GIC wrapper is calculated using the replacement cost approach by discounting the difference between the indicative replacement cost and the current annual fee multiplied by the notional dollar amount of the contract based on the appropriate published Bloomberg credit curve, as of December 31 (level 3 inputs).

The contract value of GICs represents contributions made under the contract and reinvested income, less any withdrawals plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Short-term investments: Short-term investments largely consist of a collective trust, the fair value of which is based on the net asset value report by the manager of the collective trust and supported by the unit prices of actual purchase and sale transactions. Issuances and redemptions of participant units are made on each business day. Participant units are typically purchased and redeemed at a constant net asset value of $1.00 per unit. In the event that a significant disparity develops between the constant net asset value and the fair value-based net asset value of the Fund, the Trustee may determine that continued issuance or redemption at a constant $1.00

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

net asset value would create inequitable results for the Fund’s unitholders. In these circumstances, the Trustee, in its sole discretion and acting on behalf of the Fund’s unitholders, may direct that units be issued or redeemed at the fair value-based net asset value until such time as the disparity between the fair value-based and the constant net asset value per unit is deemed to be immaterial. The short-term collective trust is designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments.

Investment Transactions and Investment Income:

Investment transactions of the Plan and Master Trust are accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation / (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation / (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

Contributions:

Participants’ contributions are recorded in the period in which they are withheld by Mondelēz Global or another participating employer. Matching Contributions and Basic Contributions are recorded in the same period that participants’ contributions are recorded.

Distributions and Withdrawals:

Distributions and withdrawals are recorded when paid.

General and Administrative Expenses:

Investment management fees and brokerage commissions are charged against the net asset value of the specific investment option and reduce investment return.

Administrative fees such as participant recordkeeping, communications, audit and legal fees are paid by the Master Trust on behalf of the Plan. Trustee fees and investment advisory fees are paid by the Master Trust, which are then allocated to Individual Plans based on the interest of the Individual Plan in the Master Trust.

Notes Receivable from Participants:

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

3. Master Trust Investments:

The Plan had an 87% interest in the Master Trust at December 31, 2013 and 2012.

At December 31, 2013 and 2012 the net assets of the Master Trust were (in thousands of dollars):

	2013	2012
Investments at fair value:
Investment contracts	$255,402	$258,288
Collective trusts	1,093,399	852,336
Altria common stock	38,714	39,269
Kraft Foods common stock	39,041	44,033
PMI common stock	88,904	106,871
Mondelēz International common stock	107,847	82,954
Short-term investments	33,485	27,460

Total investments	1,656,792	1,411,211
Receivables:
Interest and dividend income	565	3,327
Other	612	257

Total assets	1,657,969	1,414,795
Liabilities:
Other	–	(3,208)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(6,713)	(15,749)

Net assets	$1,651,256	$1,395,838

Plan’s interest therein	$1,436,720	$1,211,837

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

The Master Trust’s investment income for the year ended December 31, 2013 is summarized as follows (in thousands of dollars):

Interest and dividends	$16,368
Net appreciation in collective trusts	183,556
Net appreciation in Altria common stock	8,157
Net appreciation in Kraft Foods common stock	7,806
Net appreciation in PMI common stock	4,897
Net appreciation in Mondelēz International common stock	31,140

Investment income	$251,924

Plan’s interest therein	$222,214

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

Assets of the Master Trust that are measured at fair value on a recurring basis as of December 31, 2013 and 2012 are summarized below:

	Investment Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
	(in thousands)
Investment contracts:
Traditional GICs	$–	$–	$10,358	$10,358
Synthetic GIC wrappers	–	–	127	127
Collective trust - Mortgage-backed security fund	–	87,903	–	87,903
U.S. Government securities	68,273	–	–	68,273
Asset-backed securities	–	22,069	–	22,069
Mortgage-backed securities	–	26,837	–	26,837
Corporate bonds	–	24,881	–	24,881
Agency bonds	–	13,966	–	13,966
Municipality and state bonds	–	288	–	288
Foreign government bonds	–	700	–	700

Investment contracts subtotal	68,273	176,644	10,485	255,402
Collective trusts:
Domestic equity fund - large cap	–	287,033	–	287,033
Domestic equity fund - mid/small cap	–	158,193	–	158,193
International equity fund	–	128,203	–	128,203
Government bond fund	–	42,781	–	42,781
Treasury Inflation Protected Securities fund	–	5,317	–	5,317
Target date funds	–	471,872	–	471,872

Collective trusts subtotal	–	1,093,399	–	1,093,399
Equities:
Altria common stock	38,714	–	–	38,714
Kraft Foods common stock	39,041	–	–	39,041
PMI common stock	88,904	–	–	88,904
Mondelēz International common stock	107,847	–	–	107,847
Short-term investments	–	33,485	–	33,485

Total investment assets at fair value	$342,779	$1,303,528	$10,485	$1,656,792

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

	Investment Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
	(in thousands)
Investment contracts:
Traditional GIC	$–	$–	$5,035	$5,035
Synthetic GIC wrappers	–	–	143	143
Collective trust - Mortgage-backed security fund	–	92,171	–	92,171
U.S. Government securities	59,508	–	–	59,508
Asset-backed securities	–	24,994	–	24,994
Mortgage-backed securities	–	26,055	–	26,055
Corporate bonds	–	27,904	–	27,904
Agency bonds	–	18,224	–	18,224
Municipality and state bonds	–	1,760	–	1,760
Foreign government bonds	–	2,494	–	2,494

Investment contracts subtotal	59,508	193,602	5,178	258,288
Collective trusts:
Domestic equity fund - large cap	–	209,042	–	209,042
Domestic equity fund - mid/small cap	–	109,965	–	109,965
International equity fund	–	76,329	–	76,329
Government bond fund	–	53,178	–	53,178
Treasury Inflation Protected Securities fund	–	9,867	–	9,867
Target date funds	–	393,955	–	393,955

Collective trusts subtotal	–	852,336	–	852,336
Equities:
Altria common stock	39,269	–	–	39,269
Kraft Foods common stock	44,033	–	–	44,033
PMI common stock	106,871	–	–	106,871
Mondelēz International common stock	82,954	–	–	82,954
Short-term investments	–	27,460	–	27,460

Total investment assets at fair value	$332,635	$1,073,398	$5,178	$1,411,211

There were no transfers between Level 1 and Level 2 during 2013.

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

Below is a rollforward of the Level 3 assets for the year ended December 31, 2013:

	January 1, 2013 Balance	Realized Gains/(Losses)	Unrealized Gains/(Losses)	Gross Purchases	December 31, 2013 Balance
	(in thousands)
Asset Category:
Traditional GICs	$5,035	$–	$123	$5,200	$10,358
Synthetic GIC wrappers	143	–	(16)	–	127

Total Level 3 investments	5,178	–	107	5,200	10,485

The unrealized gain or loss from the investment contracts are excluded from the net investment income reported for the Master Trust, but are instead reflected in the change in the adjustment from fair value to contract value for fully benefit-responsive contracts reported on the statement of net assets available for benefits.

4. Guaranteed Investment Contracts Held by Master Trust:

The Master Trust holds investments in traditional and synthetic guaranteed investment contracts as part of the Interest Income Fund investment option.

The traditional GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party which are backed by assets owned by the third party. The contract value and fair value of the traditional GICs were $10,226,000 and $10,358,000, respectively, at December 31, 2013. The contract value and fair value of the traditional GIC was $4,871,000 and $5,035,000, respectively, at December 31, 2012.

The synthetic GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts or wrapper contracts issued by a third party. The portfolio of assets, overall of AAA credit quality, underlying the synthetic GICs includes mortgage-backed securities, U.S. government securities, asset-backed securities, corporate bonds, agency bonds, municipality and state bonds, foreign exchange cash and foreign government bonds. The contract value and fair value of the synthetic GICs was $238,463,000 and $245,044,000, respectively, at December 31, 2013. The contract value and fair value of the synthetic GICs was $237,668,000 and $253,253,000, respectively, at December 31, 2012.

The crediting interest rates for the synthetic GICs are calculated on a quarterly basis (or more frequently if necessary) using the contract value, and the value, yield and duration of the underlying securities, but cannot be less than zero. The crediting interest rate for the traditional GIC is either agreed to in advance with the issuer or varies based on the agreed upon formula, but cannot be less than zero. The crediting interest rate for the Interest Income Fund was 2.07% at December 31, 2013 and 2.83% at December 31, 2012.

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

The relationship of future crediting rates and the adjustment to contract value reported on the statements of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the bond portfolio covered by the investment contract.

Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, and the initiation of an extended termination (immunization) of one or more synthetic GIC contract by the manager or the contract issuer.

The average yield of the Interest Income Fund was 1.65% for 2013 and 1.19% for 2012 (calculated by taking the annualized earnings of all investment contracts in the Interest Income Fund divided by the fair value of the investment contracts in the Interest Income Fund as of the last day of the Plan year). The average yield earned by the Interest Income Fund that reflects the actual interest credited to participants was 2.02% for 2013 and 2.68% for 2012 (calculated by annualizing the one-day interest credited to participants as of the last day of the Plan year and dividing the annualized earnings by the fair value of the Interest Income Fund on the last day of the Plan year).

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional GIC and synthetic GIC may be different from each issuer, and can be found in the individual traditional GIC or synthetic GIC contracts held by the Plan. Examples of these events include, but are not limited to: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the Plan’s administration which decreases employee or employer contributions, the establishment of a competing plan by the Plan sponsor, the introduction of a competing investment option, or other Plan amendments that have not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option; and events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

The Plan Fiduciaries do not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value with participants, is probable.

Contract issuers are not allowed to terminate any of the above traditional and synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees or any other payment due under the contract; and failure to adhere to investment guidelines.

5. Transactions with Parties-in-Interest:

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

The Fiduciaries are not aware of any non-exempt transactions between the Plan and Master Trust and a party-in-interest (as defined by ERISA). The Master Trust had $108 million and $83 million at December 31, 2013 and 2012, respectively, in Class A Mondelēz International Common Stock, which is exempt from the party-in-interest transaction prohibitions of ERISA. The Master Trust recorded dividend income and net realized gains of $1,709,000 and $4,786,000, respectively, from investments in Mondelēz International Common Stock for the year ended December 31, 2013. The Master Trust invests in collective trusts created by State Street Bank and Trust Company, the Trustee of the Master Trust and the Plan, and managed by its affiliates; collective trusts created by The Northern Trust Company, an investment manager, and managed by its affiliates; and collective trusts created by BlackRock Institutional Trust Company, N.A., an investment manager, and managed by its affiliates, which are also exempt parties-in-interest transactions. The Master Trust invests in investment contracts and the fees paid to issuers of the contracts qualify as exempt parties-in-interest transactions. Notes receivable from participants are also party-in-interest transactions that are exempt.

Actual fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as parties-in-interest transactions and are included in administrative expenses in the accompanying financial statements. Mondelēz Global pays certain expenses for the administration of the Plan.

These transactions are exempt from the party-in-interest transaction prohibitions of ERISA.

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

6. Plan Termination:

The Board of Managers of Mondelēz Global and the Management Committee have the right, subject to the applicable provisions of ERISA and the Code, to amend or terminate the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in the balance of his or her Matching Contributions and Basic Contributions accounts.

7. Tax Status:

The Plan is intended to be a qualified plan under Section 401(a) of the Code. The Plan administrator believes that the Plan is designed, and to the best of their knowledge, is currently in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been reflected in the accompanying financial statements. A request for a formal determination of the Plan’s tax-exempt status was filed with the Internal Revenue Service which acknowledged receipt of the request on March 14, 2013.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor or Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is not subject to income tax examinations for years prior to 2012.

8. Reconciliation of Plan’s Financial Statements to Form 5500:

The following is a reconciliation of net assets per the financial statements to the Form 5500 as of December 31, 2013 and 2012 (in thousands):

	2013	2012
Net assets available for benefits per the financial statements	$1,458,003	$1,231,656

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,841	13,673

Deemed distributions	(747)	(630)

Distributions and withdrawals payable	(218)	(28)

Net assets per the Form 5500	$1,462,879	$1,244,671

Mondelēz Global LLC Thrift Plan

Notes to Financial Statements, Continued

Investment contracts are shown at fair value on the Form 5500. In addition, participant loans are shown net of deemed distributions on the Form 5500. Additionally, amounts currently payable to or for participants are recorded as required on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of the increase in net assets available for benefits prior to transfers per the financial statements to the net income per the Form 5500 for the year ended December 31, 2013 (in thousands):

Increase in net assets available for benefits prior to transfers per the financial statements	$224,007

Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(7,832)

Change in deemed distributions	(117)

Change in distributions and withdrawals payable	(190)

Net income per the Form 5500	$215,868

MONDELĒZ GLOBAL LLC THRIFT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

at December 31, 2013

Name of Plan Sponsor: Mondelēz Global LLC

Employer Identification Number: 38-3869170

Three Digit Plan Number: 125

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

		Notes Receivable from Participants

*	Notes receivable from participants	Interest rates ranging from 3.23% to 10.5% as of December 31, 2013; Maturity dates of loans range from 01/03/2014 to 09/03/2021	**	$19,936,496

		Total		$19,936,496

*	Indicates a permitted party-in-interest.
**	Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Mondelēz Global Administrative Committee, having administrative responsibility of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MONDELĒZ GLOBAL LLC THRIFT PLAN
(Name of Plan)

By	/s/ David Pendleton
David Pendleton
Chair of the Administrative Committee of Mondelēz Global LLC

Date: June 26, 2014